Microsoft Word 11.0.6359;Cancer Therapeutics, Inc.
                             210 West Hansell Street
                              Thomasville, GA 31792

                                            May 15, 2006
Securities & Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn:  1933 Act Filing Desk

         Re:      Acceleration Request
                  Cancer Therapeutics Inc. - Registration Statement on Form SB-2 File No. 333-119915

Gentlemen:

     Cancer Therapeutics, Inc., as a registrant of the above-captioned registration statement, hereby respectfully requests that the registration statement be permitted to become effective at 4:00 p.m., Eastern Daylight Time, on May 15, 2006, or as soon thereafter as is practicable.

         Cancer Therapeutics, Inc. acknowledges that:

          o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

          o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Cancer Therapeutics from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

          o Cancer Therapeutics may not assert staff comments and the declaration of effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

     Please advise our corporate counsel, Kenneth I. Denos at (801) 816-2511, of any questions.

                                            Very truly yours,

                                            /s/Chene Gardner
                                            ----------------
                                            Chene Gardner
                                            Chief Financial Officer

Cc:       Mr. Jay Ingram (SEC)
          Sent Via Facsimile